UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number:

           0-29960

LUND GOLD LTD.

(Exact name of registrant as specified in its charter)

 Suite 2000, 1055 West Hastings Street, Vancouver, B.C., Canada, V6E 2E9, (604) 331-8772

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Common Shares (No Par Value)

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)    X

Rule 12h-6(d) _____

(for equity securities)

(for successor registrants)

Rule 12h-6(c) _____

Rule 12h-6(i) _____

(for debt securities)

(for prior Form 15 filers)

PART 1

Item 1.

  Exchange Act Reporting History

Lund Gold Ltd. (the “Company”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on November 16, 1999.

The Company has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form. The Company has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

The Company’s Common Shares have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3. Foreign Listing and Primary Trading Market

The Company maintains a listing of its common shares, no par value (the “Common Shares”) on the TSX Venture Exchange (the “TSX-V”) located in Canada.  The TSX-V is the primary trading market for the Common Shares.

The Common Shares were initially listed on the TSX-V (formerly Canadian Venture Exchange) on February 24, 1986. The Company has maintained a listing of the Common Shares on the TSX-V for at least 12 months preceding the filing of this Form.

During the 12-month period beginning October 1, 2007 and ending September 30, 2008, trading on the TSX-V constituted 100% of the trading of the Common Shares in on-exchange transactions.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

To the Company’s knowledge, based on the reports of (i) Computershare Investors Services Inc. as of October 2, 2008 and (ii) The Depository Trust Company as of October 7, 2008, there were 154 holders of record worldwide of the Common Shares.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

As required by Rule 12h-6(h), attached to this Form as an exhibit is a news release disseminated by the Company on October 20, 2008, disclosing its intent to terminate its duty to file reports under Section 13(a) of the Exchange Act.

The notice was disseminated in the United States by Marketwire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule12g3-2(b)(1)(iii) on the System for Electronic Document Analysis and Retrieval (SEDAR) at its website: http://www.sedar.com

PART III

Item 10. Exhibits

Exhibit 99.1 – News Release of the Company dated October 20, 2008.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Lund Gold Ltd. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Lund Gold Ltd. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

LUND GOLD LTD.

By:

/s/ Ian Brown

Name:

Ian Brown

Title:

Chief Financial Officer

Date:

October 21, 2008

Exhibit  99.1

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9

GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773	E-mail: info@lund.com

October 20, 2008	Trading Symbol: TSX Venture – LGD Website: www.lundgold.com

Lund Announces Intention to Terminate SEC Reporting

Lund Gold Ltd. (TSX-V: LGD) (“Lund”) today announced its intention to file a Form 15F with the United States Securities and Exchange Commission (“SEC”), in order to voluntarily terminate the registration of its common shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Lund expects that termination of the registration of its common shares will become effective 90 days after the date of filing of the Form 15F with the Securities and Exchange Commission (the “SEC”).  However, as a result of the filing of a Form 15F, Lund’s obligation to file certain reports with the SEC will be immediately suspended.

Under SEC rules, a foreign private issuer such as Lund may deregister a class of its securities under the Exchange Act, and terminate the associated reporting obligations, if, among other conditions, that class of securities is held of record by fewer than 300 persons worldwide or less than 300 persons resident in the United States.

Lund believes that the costs associated with continuing the registration of its common shares under the Exchange Act, in particular the costs associated with complying with the requirements of the Sarbanes-Oxley Act, outweigh the benefits received by Lund from maintaining its registration.

Lund will continue to meet its Canadian continuous disclosure obligations through filings with the applicable Canadian securities regulators.  All of Lund’s filings can be found at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.  Lund is currently up-to-date with all of its filings in both Canada and the United States and is currently in full compliance with the internal control and related provisions of Canadian securities laws.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek,

President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding our future plans and objectives, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors.  Readers are advised not to place undue reliance on forward-looking statements.